As filed with the Securities and Exchange Commission on March 7, 2002
                                                               Registration No.
================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         -----------------------------

                                AFFYMETRIX, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                         -----------------------------

                             Certain Options under
             Affymetrix, Inc. Amended and Restated 1993 Stock Plan
                   Affymetrix, Inc. 1998 Stock Incentive Plan
             Affymetrix/Genetic MicroSystems 1998 Stock Option Plan
                  Affymetrix/Neomorphic 1998 Stock Option Plan
        Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan
                         (Title of Class of Securities)

                         -----------------------------
                                       *
                     (CUSIP Number of Class of Securities)

                         -----------------------------

                                   Copies to:

                           Barbara A. Caulfield, Esq.
                  Executive Vice President and General Counsel
                                Affymetrix, Inc.
                            3380 Central Expressway
                             Santa Clara, CA 95051
                              Tel: (408) 731-5000

                            Jean M. McLoughlin, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94043
                              Tel: (650) 752-2000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE

      Transaction Valuation**               Amount of Filing Fee
      -----------------------               --------------------

            $349,975,639                        $32,197.76
            ------------                        ----------

** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,269,774 shares of common stock of Affymetrix, Inc. having a weighted average exercise price of $42.32 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92.00 per million.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount previously paid:  Not applicable.
                  Form or Registration No.:  Not applicable.
                  Filing party:  Not applicable.
                  Date filed:  Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the Statement relates:

         |_|      third party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 000826T108.
================================================================================

                             INTRODUCTORY STATEMENT

Item 1.  Summary Term Sheet

         The information set forth under "Summary Term Sheet" in the Offer to Exchange dated March 7, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.  Subject Company Information

         (a)      Name and Address.
                  ----------------

         The name of the issuer is Affymetrix, Inc., a Delaware corporation (the "Company"). The Company's principal executives offices are located at 3380 Central Expressway, Santa Clara, CA 95051, and its telephone number is (408) 731-5000. The information set forth in the Offer to Exchange under "Information Concerning Affymetrix" is incorporated herein by reference.

         (b)      Securities.
                  ----------

         This Schedule TO relates to an offer by the Company to current employees (excluding officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) of the Company or its wholly owned subsidiaries, other than employees who as of March 7, 2002 have received notice of their termination, to exchange all of the options outstanding under the Affymetrix, Inc. Amended and Restated 1993 Stock Plan, Affymetrix, Inc. 1998 Stock Incentive Plan, Affymetrix/Genetic MicroSystems 1998 Stock Option Plan, Affymetrix/Neomorphic 1998 Stock Option Plan, and Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (collectively, the "Plans") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock") (such options being referred to herein as the "Eligible Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal"), as they may be amended or supplemented from time to time, are together referred to as the "Offer." The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled in accordance with the following exchange ratios:

             Exercise Price of
             Options Tendered                          Exchange Ratio
         -------------------------                 -----------------------
              $44.99 or less                              1 for 1

             $45.00 - $59.99                            .67 for 1

             $60.00 - $99.99                             .5 for 1

             $100.00 or more                            .33 for 1


         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8

         ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c)      Trading Market and Price.
                  ------------------------

         The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

         (a)      Name and Address.
                  ----------------

         The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction

         (a)      Material Terms.
                  --------------

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"),
         Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("International Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)      Purchases.
                  ---------

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

         (a)      Transactions.
                  ------------

         Not applicable.

         (b)      Significant Corporate Events.
                  ----------------------------

         Not applicable.

         (c)      Negotiations or Contacts.
                  ------------------------

         Not applicable.

         (d)      Conflicts of Interest.
                  ---------------------

         Not applicable.

         (e)      Agreements Involving the Subject Company's Securities.
                  -----------------------------------------------------

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

         (a)      Purposes.
                  --------

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      Use of Securities Acquired.
                  --------------------------

         The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and
         Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      Plans.
                  -----

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

         (a)      Source of Funds.
                  ---------------

         The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
         Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b)      Conditions.
                  ----------

         The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (c)      Expenses.
                  --------

         Not applicable.

         (d)      Borrowed Funds.
                  --------------

         Not applicable.

Item 8.  Interests in Securities of the Subject Company

         (a)      Securities Ownership.
                  --------------------

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b)      Securities Transactions.
                  -----------------------

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used

         (a)      Solicitations or Recommendations.
                  --------------------------------

         Not applicable.

         (b)      Employees and Corporate Assets.
                  ------------------------------

         Not applicable.

Item 10.  Financial Statements

         (a)      Financial Information.
                  ---------------------

         The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Affymetrix") and Section 17 ("Additional Information") is incorporated herein by reference.

         The information set forth on pages 49 through 80 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and on pages 3 through 14 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, is incorporated herein by reference.

         (b)      Pro Forma Information.
                  ---------------------

         Not applicable.

Item 11.  Additional Information

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.
                  ---------------------------------------------------------

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Other Material Information.
                  --------------------------

         Not applicable.

Item 12.  Exhibits

         (a)(1)(A)       Offer to Exchange dated March 7, 2002

         (a)(1)(B)       Form of Letter of Transmittal

         (a)(1)(C)       Form of Letter to Eligible Option Holders Regarding
                         Offer

         (a)(1)(D)       Form of Options Summary

         (a)(1)(E) E-mail communication to Affymetrix, Inc. Employees dated March 7, 2002

         (a)(1)(F)       Form of Notice of Withdrawal of Tender

         (a)(1)(G) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options

         (b)             Not applicable

         (d)(1) Affymetrix, Inc. Amended and Restated 1993 Stock Plan previously filed with the Commission as Exhibit
                         10.1 to the Company's Registration Statement on
                         Form S-1 (Registration No. 333-3648), which is incorporated herein by reference

         (d)(2) Affymetrix, Inc. 1998 Stock Incentive Plan previously filed with the Commission as Exhibit 99.1 to the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 filed on
                         April 18, 2001 (Registration No. 333-85575), which is incorporated herein by reference

         (d)(3) First Amendment to Affymetrix, Inc. 1998 Stock Incentive Plan previously filed with the Commission as Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on April 18, 2001 (Registration No. 333-59158), which is incorporated herein by reference

         (d)(4) Affymetrix/Genetic MicroSystems 1998 Stock Option Plan, as amended, previously filed with the Commission as Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 filed April 7,
                         2000 (Registration No. 333-34320), which is incorporated herein by reference

         (d)(5) Affymetrix/Neomorphic 1998 Stock Option Plan, as amended, previously filed with the Commission as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Company's Registration Statement on Form S-8 filed on December 27, 2000 (Registration No. 333-52804), which is incorporated herein by reference

         (d)(6) Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan previously filed with the Commission as
                         Exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 13, 2001, which is incorporated herein by reference

         (g)             Not applicable

         (h)             Not applicable

Item 13.  Information Required by Schedule 13E-3

         Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        Affymetrix, Inc.


                                        By: /s/ Barbara A. Caulfield
                                           -------------------------------------
                                           Name:  Barbara A. Caulfield
                                           Title: Executive Vice President and
                                                  General Counsel

Date: March 7, 2002

                               INDEX TO EXHIBITS

Exhibit Number            Description

(a)(1)(A)                 Offer to Exchange dated March 7, 2002

(a)(1)(B)                 Form of Letter of Transmittal

(a)(1)(C)                 Form of Letter to Eligible Option Holders Regarding
                          Offer

(a)(1)(D)                 Form of Options Summary

(a)(1)(E) E-mail communication to Affymetrix, Inc. Employees dated March 7, 2002

(a)(1)(F)                 Form of Notice of Withdrawal of Tender

(a)(1)(G) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options

(b)                       Not applicable

(d)(1) Affymetrix, Inc. Amended and Restated 1993 Stock Plan previously filed with the Commission as Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-3648), which is incorporated herein by reference

(d)(2) Affymetrix, Inc. 1998 Stock Incentive Plan previously filed with the Commission as Exhibit 99.1 to the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 filed on April 18, 2001 (Registration No. 333-85575), which is incorporated herein by reference

(d)(3) First Amendment to Affymetrix, Inc. 1998 Stock Incentive Plan previously filed with the Commission as Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on April 18, 2001 (Registration No. 333-59158), which is incorporated herein by reference

(d)(4) Affymetrix/Genetic MicroSystems 1998 Stock Option Plan, as amended, previously filed with the Commission as Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 filed April 7,
                          2000 (Registration No. 333-34320), which is incorporated herein by reference

(d)(5) Affymetrix/Neomorphic 1998 Stock Option Plan, as amended, previously filed with the Commission as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Company's Registration Statement on Form S-8 filed on December 27, 2000 (Registration No. 333-52804), which is incorporated herein by reference

(d)(6) Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan previously filed with the Commission as Exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 13, 2001, which is incorporated herein by reference

(g)                       Not applicable

(h)                       Not applicable